Epoch Investment Partners, Inc.
Compliance Policies & Procedures Manual

Proxy Voting and Class Action Monitoring

Policy

Epoch maintains proxy voting authority for Client accounts, unless otherwise instructed by the client. Epoch votes proxies in a manner that it believes is most likely to enhance the economic value of the underlying securities held in Client accounts. Epoch will not respond to proxy solicitor requests unless Epoch determines that it is in the best interest of Clients to do so.

Epoch does not complete proofs-of-claim on behalf of Clients for current or historical holdings; however, Epoch will assist Clients with collecting information relevant to filing proofs-of-claim when such information is in the possession of Epoch.

In light of Epoch’s fiduciary duty to its Clients, and given the complexity of the issues that may be raised in connection with proxy votes, the Firm has retained Institutional Shareholder Services (“ISS”). ISS is an independent adviser that specializes in providing a variety of fiduciary-level proxy-related services to institutional investment managers. The services provided to the Firm include in-depth research, voting recommendations, vote execution and recordkeeping.

Notwithstanding the foregoing, the Firm will use its best judgment to vote proxies in the manner it deems to be in the best interests of its Clients. In the event that judgment differs from that of ISS, or that investment teams within Epoch wish to vote differently with respect to the same proxy in light of their specific strategy, the Firm will memorialize the reasons supporting that judgment and retain a copy of those records for the Firm’s files. Additionally, the CCO will periodically review the voting of proxies to ensure that all such votes, particularly those diverging from the judgment of ISS, were voted consistent with the Firm’s fiduciary duties.

On at least an annual basis, the CCO or a designee will review this Proxy Voting and Class Action Monitoring policy.

Procedures for Lent Securities and Issuers in Share-blocking Countries

At times, neither Epoch nor ISS will be allowed to vote proxies on behalf of Clients when those Clients have adopted a securities lending program. The Firm recognizes that Clients who have adopted securities lending programs have made a general determination that the lending program provides a greater economic benefit than retaining the ability to vote proxies. Notwithstanding this fact, in the event that the Firm becomes aware of a proxy voting matter that would enhance the economic value of the client’s position and that position is lent out, the Firm will make reasonable efforts to inform the Client that neither the Firm nor ISS is able to vote the proxy until the Client recalls the lent security.

In certain markets where share blocking occurs, shares must be “frozen” for trading purposes at the custodian or sub-custodian in order to vote. During the time that shares are blocked, any pending trades will not settle. Depending on the market, this period can last from one day to three weeks. Any sales that must be executed will settle late and potentially be subject to interest charges or other punitive fees. For this reason, in blocking markets, the Firm retains the right to vote or not, based on the determination of the Firm’s Investment Personnel. If the decision is made to vote, the Firm will process votes through ISS unless other action is required as detailed in this policy.

Epoch Investment Partners, Inc.
Compliance Policies & Procedures Manual

Procedures for Conflicts of Interest

Epoch has identified the following potential conflicts of interest:

  Whether there are any business or personal relationships between Epoch, or an employee of Epoch, and the officers, directors or shareholder proposal proponents of a company whose securities are held in Client accounts that may create an incentive to vote in a manner that is not consistent with the best interests of Epoch’s Clients;
  Whether Epoch has any other economic incentive to vote in a manner that is not consistent with the best interests of its Clients;

If a conflict of interest has been identified and Epoch intends to deviate from the proxy voting recommendation of ISS, then Epoch shall bring the proxy voting issue to the attention of affected Clients for guidance on how to vote the proxy.

Procedures for Proxy Solicitation

In the event that any officer or employee of Epoch receives a request to reveal or disclose Epoch’s voting intention on a specific proxy event, then the officer or employee must forward the solicitation to the CCO.

Procedures for Voting Disclosure

Upon request, Epoch will provide Clients with their specific proxy voting history.

Initial and Ongoing Diligence of Proxy Service Provider

The Compliance Department will conduct additional diligence on ISS to ensure the provider continues to have the capacity and competency to adequately analyze proxy issues on an annual basis. As part of the due diligence process the CCO, or a designee, obtains a completed questionnaire from ISS that assists Epoch in evaluating ISS’s services and any potential conflicts of interest that may exist.

Recordkeeping

Epoch must maintain the documentation described in the following section for a period of not less than five (5) years, the first two (2) years at its principal place of business. The Firm will be responsible for the following procedures and for ensuring that the required documentation is retained.

Client Request to Review Proxy Votes

  The Client Service group will record the identity of the Client, the date of the request, and the disposition (e.g., provided a written or oral response to Client’s request, referred to third party, not a proxy voting Client, other dispositions, etc.) in a suitable place.
  Furnish the information requested, free of charge, to the Client within a reasonable time period (within 10 business days). Maintain a copy of the written record provided in response to client’s written (including e-mail) or oral request.

Proxy Voting Records

  The proxy voting record is periodically provided to Epoch by ISS.

Epoch Investment Partners, Inc.
Compliance Policies & Procedures Manual

  Documents prepared or created by Epoch that were material to making a decision on how to vote, or that memorialized the basis for the decision.
  Documentation or notes or any communications received from third parties, other industry analysts, third party service providers, company’s management discussions, etc. that were material in the basis for the decision.

Disclosure

  The CCO will ensure that Part 2A of Form ADV is updated as necessary to reflect: (i) all material changes to this policy; and (ii) regulatory requirements related to proxy voting disclosure.

Class Action Litigation Settlement

Generally, Epoch does not have responsibility to file proofs of claim or engage in class action litigation.